Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: 202.383.0262 F: 202.637.3593 OwenPinkerton@eversheds-sutherland.us

December 16, 2022

Via EDGAR

Eric Envall

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	United States Commodity Index Funds Trust

United States Commodity Index Fund

Registration Statement on Form S-3

Filed November 8, 2022

File No. 333-268250

Dear Mr. Envall:

On behalf of United States Commodity Index Funds Trust (the “Trust”), set forth below are the Trust’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission) in that certain letter dated December 1, 2022, relating to the above referenced Registration Statement (the “Registration Statement”). The Staff’s comments are set forth below in italics, followed by the Trust’s responses.

Registration Statement on Form S-3 Filed November 8, 2022

Prospectus Summary, page 1

1.	Please prominently discuss the impact of current geopolitical events on the market for commodities and on USCI. Your discussion should address volatility in prices and trading volume for commodities, commodity futures, and in your shares. Please place this discussion in context by quantifying, to the extent information is available, the relative contribution of Russia and Ukraine in the global markets for commodities, prices of commodities, the price of your shares, the price of any futures contracts for commodities, the extent to which these futures markets are experiencing backwardation, and the increased trading volume of commodities, commodity futures and your shares as of the most recent practicable date.

Similarly, please revise your risk factors in the section titled "Investment Risk" to describe specific risks of current geopolitical events for the commodities markets and for USCI and its investments. Also revise to describe the risks relating to the impact of current events on underlying assumptions and expectations and the potential for resulting volatility and losses.

Response: The Fund respectfully advises the Staff that the global commodities markets are influenced by a number of factors, including seasonal supply and demand, inflation, the health of the global economy and geopolitical events. The Trust advises the Staff that it believes that the war between Russia and the Ukraine has impacted certain global commodity markets. Since the Fund tracks an index composed of 14 separate commodity futures contracts, the impact of the war on the index as a whole has not been as significant as it has for certain individual commodities.

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December 16, 2022 Page 2

The investment objective of USCI is for the daily changes in percentage terms of its shares’ per share net asset value (“NAV”) to reflect the daily changes in percentage terms of the SummerHaven Dynamic Commodity Index Total ReturnSM (the “SDCI”), less USCI’s expenses. The SDCI is a commodity sector index designed to broadly represent major commodities while overweighting the components that are assessed to be in a low inventory state and underweighting the components assessed to be in a high inventory state.

The SDCI is designed to reflect the performance of a fully margined or collateralized portfolio of 14 eligible commodity futures contracts with equal weights, selected each month from a universe of 27 eligible commodity futures contracts. The SDCI is rules-based and rebalanced monthly based on observable price signals. In this context, the term “rules-based” is meant to indicate that the composition of the SDCI in any given month will be determined by quantitative formulas relating to the prices of the futures contracts that relate to the commodities that are eligible to be included in the SDCI. Such formulas are not subject to adjustment based on other factors.

Because of the number of commodities that comprise the SDCI, it is worth noting that while there has been volatility in various commodity markets during the last year, the volatility in the SDCI as well as the market prices of the Fund’s shares is consistent with the general volatility experienced in prior years, as demonstrated by the “Composite Performance Data” for the Fund found on page 36 of the prospectus.

Notwithstanding this, the Trust has included disclosure that is responsive to this request in the Registration Statement and, more prominently, in the periodic reports that are incorporated by reference into the Registration Statement. Specifically, the prospectus includes risk disclosure related to Russia’s invasion of Ukraine and the impact on global commodity markets.

Updates regarding the impact of the war on the commodity markets have been included in the quarterly reports on Form 10-Q filed since the war commenced in February 2022. The most recent quarterly report on Form 10-Q, for example, includes the following disclosures related to the war between Russia and Ukraine:

The war in Ukraine has raised concerns among investors that a global shortage of many commodities is possible. Russia, Ukraine, and Belarus are major producers and exporters of many metals, grains, and energy products that are critical to global supply. Substantial productive capacity has been halted in Ukraine, and Russia may be unable or unwilling to export what it produces. This has put upward pressure on commodity prices globally, beyond the impact of bullish fundamentals that were already in place. Should the war continue or escalate, or if sanctions or retaliation lead to a further reduction in production and exports from Ukraine, Russia, and Belarus, then commodity prices could rise further and prices could become more volatile. Conversely, should concerns about commodity shortages resulting from the war in Ukraine ebb due to an expected or actual resolution of the war, then commodity prices could stabilize or decline.

The Fund reviews and updates, as needed, disclosure in its periodic reports in order to take into account, for example, geopolitical events. To the extent that Russia’s invasion of Ukraine further impacts the underlying components of the SDCI, the Fund will consider the most appropriate way to revise its disclosure, whether it be in its periodic reports or as a supplement to the prospectus. The Fund, however, believes that its existing disclosures are materially accurate and address the items noted in the Staff’s comment.

December 16, 2022 Page 3

Exhibits

2.	The fee table indicates that you intend to rely on Securities Act Rule 415(a)(6) to include unsold securities from prior registration statements, file numbers 333-164024 and 333-254046, declared effective on July 30, 2010 and April 30, 2021, respectively. However, it appears that you filed this registration statement more than three years after the initial effective date of one such prior registration statement. To the extent that you intend to rely on Rule 415(a)(6) to include unsold securities from an earlier registration statement that went effective within three years of the filing date of this registration statement, please revise to identify the form type, file number, and initial effective date of the earlier registration statement from which the securities are to be carried forward. Also please quantify the amount of unsold securities being carried forward. Please refer to Instructions to the Calculation of Filing Fee Tables and Related Disclosure on Form S-3 for guidance.

Response: The Fund advises the Staff that, since the Registration Statement registers an unlimited number of shares as permitted by Rule 415(a)(xiii), there is no need to carry forward unsold securities registered in prior registration statements. However, the Fund has revised the filing fee exhibit to identify the source of the fee offset claims that it intends to utilize as additional securities are issued in the future. Such fee offset claims were carried forward to the most recent registration statement, which was declared effective in April 2021. The revised filing fee exhibit that we intend to file as part of a pre-effective amendment to the Registration Statement is attached to this response letter for your convenience.

If you have any questions about the foregoing, please do not hesitate to contact me at (202) 383-0262 or Raymond A. Ramirez at (202) 383-0868.

Sincerely,

/s/ Owen J. Pinkerton

Owen J. Pinkerton, a partner

cc:	James M. Cain, Esq.
Raymond A. Ramirez, Esq.
Daphne G. Frydman, Esq.

December 16, 2022 Page 4

Filing Fee Exhibit

Calculation of Filing Fee Table

S-3

(Form Type)

United States Commodity Index Funds Trust

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial Effective Date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to Be Paid	Exchange-Traded Security	United States Commodity Index Fund	Rule 457(u)	Indeterminate Amount of Securities	(1)	(1)	(1)	(1)
Carry Forward Securities
	Total Offering Amounts							(1)
	Total Fees Previously Paid							—
	Total Fee Offsets							—
	Net Fee Due							(1)

(1)	The registration statement covers an indeterminate amount of securities to be offered or sold and the filing fee will be calculated and paid in accordance with Rule 456(d) and Rule 457(u).

December 16, 2022 Page 5

Table 2: Fee Offset Claims and Sources

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Security Type Associated with Fee Offset Claimed	Security Title Associated with Fee Offset Claimed	Unsold Securities Associated with Fee Offset Claimed	Unsold Aggregate Offering Amount Associated with Fee Offset Claimed	Fee Paid with Fee Offset Source
Rule 457(p)
Fee Offset Claims	United States Commodity Index Funds Trust	S-3	333-254046	March 9, 2021		$70,436.38	Exchange-Traded Vehicle Securities	United States Commodity Index Fund	12,650,000	$459,068,500
Fee Offset Sources	United States Commodity Index Funds Trust	S-3	333-254046	March 9, 2021			Exchange-Traded Vehicle Securities	United States Commodity Index Fund	12,650,000	$459,068,500	$70,436.38